Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Thursday, April 5, 2012

Day One:

Tuesday,

April 10, 2012

With the first official day of our newly merger company almost here, this edition of Merger Update focuses on some important employee questions. As a reminder, employees can continue to forward questions to emcom@nu.com or merger.questions@nstar.com.

It is important to note that on Day One, there will essentially be no changes to existing benefits and other employee programs. But it is important to note, over time, there may be changes while we come together as one company.

Thank you for your continued focus on safety and for your dedication to our customers.

Answers to Some

Employee Questions for Day One

Will my benefits change on Day One?

No. However, over time we will look to standardize programs.

How do I report illness?

As we work to standardize business processes, the following illness reporting changes are being made for non-union NU and NSTAR employees. (Note: Union-represented employees will continue to follow their current illness and disability reporting at both companies.)

•      Daily sick calls – NU and NSTAR non-union employees will notify their immediate supervisor/manager; NSTAR non-union employees no longer need to call the HR Connect Line.

•      Extended illness/disability – NU non-union employees will continue to notify their immediate supervisor/manager and HealthLink on Day 3 of an absence to inform the company of a probable extended illness; NSTAR non-union employees will continue to call Liberty Mutual to initiate a disability claim if they expect to be out more than five days.

•      Planned extended absences – NU non-union employees will continue to notify their immediate supervisor/manager and HealthLink at least two weeks in advance of planned surgery, maternity, etc.; NSTAR non-union employees will notify their immediate supervisor/manager and Liberty Mutual in advance of planned surgery, maternity, etc.

•      Union-represented employees – All NU and NSTAR union-represented employees will continue to follow their current illness and disability reporting practices.

Will employees be able to apply for jobs at NU and NSTAR companies?

Yes. Employees will be able to apply for both union and non-union jobs at NU and NSTAR companies. Links to job opportunities will be available on company intranet sites. The current terms of the collective bargaining agreements with unions at NU and NSTAR will remain in place.

Will there be any changes to my pay schedule?

For existing NU and NSTAR employees, there will be no change in pay schedules for Day One. Over time, we will look for opportunities to standardize payroll between the companies.

What is the selection process going forward for the rest of the organization?

The selection process for the next level of management will begin shortly after Day One and will focus on Director level positions. Through April and May, the new leaders will work to develop their organization’s structure and select their talent. This process is also designed to achieve a balanced selection of talent from each company that is ultimately focused on delivering exceptional service to customers.

Other Related Questions

What about my emergency response plan/storm assignment?

For Day One there are no changes to our companies’ emergency response or storm plans. Therefore, all employee assignments in accordance with those plans will remain unchanged.

Will there be a change in the approval process or amounts authorized for approval by supervisors and above (e.g. invoices, capital projects, authorizations for payment (AFP’s)?

Yes, there will be adjustments to accounting policies specifying the new supervisor and above transaction authorization levels. Examples of transactions with new spending limit authority levels include material requests, purchase orders, invoices, authorizations for payment (AFP’s) and procurement card (P-Card) transaction approval levels. Details of the changes, which will be in effect when the merger closes, will be available on each company’s intranet. Employees with Passport-related questions should continue to use existing Procurement/Purchasing contacts who will direct inquiries to someone who can provide assistance.

Will transactions continue to be required to be competitively bid?

With limited exception, transactions over $50,000 are required to be competitively bid. Where criteria are met for sole/limited sourcing, a sole/limited source justification form, signed by the responsible business unit officer, is required. NU and NSTAR employees should contact Procurement/Purchasing for assistance.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”